Derek Oil & Gas Corporation

DRK:TSX.V DRKOF:OTCBB

June 14, 2005

Ivanhoe Energy and Derek Oil & Gas

Provide Update on LAK Ranch Project

VANCOUVER, CANADA - Ivanhoe Energy Inc. (NASDAQ: IVAN and TSX: IE, IE.U) and Derek Oil & Gas Corporation have agreed to expand the enhanced oil recovery pilot program at the LAK Ranch field in Weston County, Wyoming.

The pilot steam flood in the LAK Ranch field will be expanded with the drilling of three steam injection wells.  This expansion follows completion of a 3-D seismic survey of the area and a thorough interpretation of the survey results.  The new wells will provide for continuous injection of steam above the existing horizontal wells.  The pilot program to date has consisted of three cycles of steam injected into a horizontal producing well.  Temperature has been monitored in an adjacent horizontal well, located approximately 25 feet above the injection well.  Oil production has increased with each cycle and is currently about 20 barrels per day following the third steam cycle.

The LAK Ranch field, originally discovered in the 1920s, covers approximately 7,500 acres in the Powder River Basin.  Thirty wells have been drilled by several operators to define the significant oil in place for this project, and a number of small scale attempts have been made to economically recover the oil.  Ivanhoe Energy believes the use of horizontal wells and continuous steam injection offers the most promising chance of success and some encouraging results have been achieved to date. The pilot expansion is expected to be completed by August pending drill rig availability.

Ivanhoe Energy currently holds a 39% interest in the project and Derek Oil & Gas holds 56%, with 5% held by another party.  Following the pilot phase, Ivanhoe Energy has the option to increase its working interest to 60% by providing additional capital toward the initial development phase for a total of US$5 million, including the amounts spent on the pilot phase.  Should Ivanhoe Energy elect not to proceed beyond the pilot phase, its working interest will be reduced to 15% and Derek Oil & Gas will become the operator.

Ivanhoe Energy is an independent international oil and gas exploration and development company building long-term growth in its reserve base and production.  Core operations are in the United States and China, with business development opportunities worldwide.  Ivanhoe Energy is a leader in the application of technologically innovative methods designed to significantly improve the company’s reserve base and production, including the upgrading of heavy oil to light oil, state-of-the-art drilling techniques, enhanced oil recovery (EOR) and the conversion of natural gas to liquids (GTL).

Ivanhoe Energy trades on the NASDAQ SmallCap market with the ticker symbol IVAN and on the Toronto Stock Exchange (TSX) with the symbol IE.  On the TSX, Ivanhoe Energy is listed and traded in both Canadian and U.S. dollars.  The U.S. dollar trading symbol on the TSX is IE.U.

Information contacts for Ivanhoe Energy:

In North America:

Cindy Burnett 604-331-9830

In Asia:

Patrick Chua 86-1370-121-2607 / 852-9193-4056

Website:

www.ivanhoe-energy.com

Derek Oil & Gas Corporation is an oil exploration & development company with its key asset the LAK Ranch in NE Wyoming.  Through enhanced oil recovery (EOR) methods Derek’s JV partner, Ivanhoe Energy (operator) provides the technical expertise for this project.  Derek’s main focus is to increase shareholder value through higher levels of oil production at the LAK Ranch project.

Derek Oil & Gas Corporation trades in both Canada on the TSX Venture exchange under the symbol DRK and in the United States of America on the OTC Bulletin Board under the symbol DRKOF.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Information contacts for Derek Oil & Gas Corporation:

Erica Bearss

VP Corporate Communications

Toll Free:

1-888-756-0066

Office Tel.:

604-331-1757

Email:

erica@derekoilandgas.com

Website:

www.derekoilandgas.com

FORWARD-LOOKING STATEMENTS:  This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of timing of drilling exploration and development wells, planned additional exploration, statements relating to the continued advancement of the LAK Ranch project, and other statements which are not historical facts. When used in this document, the words such as "could,” “plan,” "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements.   Although Ivanhoe Energy and Derek Oil & Gas believe that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that the LAK Ranch project will experience technological and mechanical problems, environmental risks, geological conditions in the reservoir may not result in commercial levels of oil and gas production, changes in product prices, the partners’ ability to raise capital as and when required, competition and other risks disclosed in Ivanhoe Energy’s Annual Report on Form 10-K and Derek Oil & Gas Corporation’s Form 20-F, filed with the U.S. Securities and Exchange Commission.